Via Facsimile and U.S. Mail
Mail Stop 4720

May 6, 2010

Gerard Michel
Chief Financial Officer, Vice President and Treasurer
Biodel, Inc.
100 Saw Mill Road
Danbury, CT 06810

Re: Biodel, Inc.
  Form 10-K for the Fiscal Year Ended September 30, 2009
   Definitive Proxy Statement filed on Schedule 14A
   File Number: 001-33451

Dear Mr. Michel:

        We have reviewed your response letter dated March 12, 2010 and have the following comment. In this comment, we ask you to provide us with information to better understand your disclosure. Where our comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion & Analysis, page 16

1. We note your response to our prior comment 3. We understand that your incentive compensation awards are discretionary and that the Committee does not use a strict formula to determine the amount of such compensation you award to your Named Executive Officers. However, we also understand that you have

established corporate and individual performance goals for these individuals and that you may consider any additional factors or circumstances when the Committee exercises its discretion in determining the size of cash and equity incentive compensation awards.

Please confirm that you will discuss all individual and corporate performance goals communicated to your Named Executive Officers, the level of achievement of those goals and all additional factors or circumstances considered by the Committee in determining the discretionary cash and equity incentive compensation it awarded to Named Executive Officers.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Gerard Michel
Biodel, Inc.
May 6, 2010
Page 3

You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or myself at (202) 551-3679 if you have any questions regarding the processing of your response as well as any questions regarding the comment.

Sincerely,

Jeffrey Riedler
Assistant Director